Exhibit 99.2

PRESS RELEASE

FIRST HALF OF FISCAL YEAR 2024 UNAUDITED FINANCIAL RESULTS

SINGAPORE, Nov. 8, 2024 (GLOBE NEWSWIRE) -- Davis Commodities Limited (Nasdaq: DTCK) (the "Company" or "Davis Commodities"), an agricultural commodity trading company that specializes in trading sugar, rice, and oil and fat products, today announced its financial results for the six months ended June 30, 2024.

Ms. Li Peng Leck, Executive Chairperson and Executive Director of Davis Commodities, commented, “Our performance is shaped by fluctuations in commodity prices and shipping costs. We view certain unfavorable circumstances as transient. Through our well-established logistics supply chain, our goal is to alleviate the effects of these fluctuations. Moreover, we are committed to broadening our market presence, not only by reinforcing our market shares in the existing markets but also by considering venturing into new territories in an effort to expand our market share and reduce regional risks. Additionally, we intend to leverage the longstanding relationships we have with our business partners to capitalize on opportunities in emerging markets.”

First Half of Fiscal Year 2024 Financial Highlights

•	Revenue was $66.9 million for the six months ended June 30, 2024, compared to $97.8 million for the same period of the last fiscal year.
•	Gross profit was $2.9 million for the six months ended June 30, 2024, compared to $4.2 million for the same period of the last fiscal year.
•	Income from operations was $1.1 million for the six months ended June 30, 2024, which decreased by 50.0% from $2.2 million for the same period of the last fiscal year.
•	Net income was $1.3 million for the six months ended June 30, 2024, which decreased by 35.0% from $2.0 million for the same period of the last fiscal year.
•	Basic and diluted earnings per share were $0.05 for the six months ended June 30, 2024, compared to $0.08 for the same period of the last fiscal year.

Revenue

Total revenue was $66.9 million for the six months ended June 30, 2024, which decreased by 31.6% from $97.8 million for the same period of the last fiscal year. This decrease was mainly attributable to a decrease in demand for palm oil from our customers, compared to the same corresponding period.

	For the Six Months Ended June 30,
	2023			2024
($ thousands)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Sale of sugar	49,413	49,009	0.8%	44,891	43,759	2.5%
Sale of rice	10,129	7,925	21.8%	13,964	12,966	7.1%
Sale of oil and fat products	38,019	36,393	4.3%	8,021	7,234	9.8%
Sale of others	203	198	2.5%	–	–	–
Total	97,764	93,525	4.3%	66,876	63,959	4.4%

•	Revenue from sales of sugar was $44.9 million for the six months ended June 30, 2024, which decreased by 9.1% from $49.4 million for the same period of the last fiscal year. This decline can be attributed to various challenges, including issues related to pricing. Specifically, the Company did not secure some tenders in the Indonesian market, due to pricing concerns. Additionally, the changes of import tariffs and regulation in Vietnam made it more costly for the sugar importers to import.

•	Revenue from sales of rice was $14.0 million for the six months ended June 30, 2024, which increased by 37.9% from $10.1 million for the same period of the last fiscal year. The rice prices were favorable during this period due to increased purchases by African countries.

•	Revenue from sales of oil and fat products was $8.0 million for the six months ended June 30, 2024, which decreased by 78.9% from $38.0 million for the same period of the last fiscal year. The significant revenue drop was due to a sharp upward trend in palm oil prices, peaking in 2022, followed by a price drop in 2023 that spurred demand. The favorable pricing and increased demand drove strong revenue growth in our oil and fat products, particularly within the African market segment in 2023. A partial price recovery in 2024 posed a challenge to sales volumes, as some customers sought alternatives in response to the upward price trend.

•	Revenue from sales of others was $0 for the six months ended June 30, 2024, compared to $0.2 million in the same period of the last fiscal year. The sale of others represented random sales of tomato paste based on customer requests and orders.

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A breakdown of revenue in terms of geographic regions for the six-month periods ended June 30, 2023 and 2024 is summarized below:

	For the six months ended June 30,
($ thousands)	2023	%	2024	%	Variance	Change (%)
Africa	$49,211	50.3	$40,112	60.0	(9,099)	(18.5)
China	11,842	12.1	5,762	8.6	(6,080)	(51.3)
Indonesia	14,056	14.4	–	–	(14,056)	(100.0)
Vietnam	2,371	2.4	2,734	4.1	363	15.3
Other countries	20,284	20.8	18,268	27.3	(2,016)	(9.9)
Total revenue	$97,764	100.0	$66,876	100.0	(30,888)	(31.6)

•	Revenue from the Africa market declined 18.5% for the six months ended June 30, 2024. The sales of rice and oil and fat products that were significantly decreased contributed to it.

•	Revenue from the China market experienced a decrease of 51.3%. The global price increased, hence Chinese importers turned to purchases within their domestic market to meet their supply requirements.

•	The Company was not awarded sugar tenders in the Indonesian market for the six months ended June 30, 2024, hence there was not any revenue from Indonesia.

•	Revenue from the Vietnamese market demonstrated growth, representing a 15.3% growth, which is attributable to an increase of demand for premixed sugar from Vietnam to China. The sugar sales generally increased due to the higher sales to Vietnam’s premixed importers.

•	The overall global prices of sugar and other commodities can significantly impact revenue for exporting countries and consequently lead to a dip in sales.

Cost of Revenue

Cost of revenue was $64.0 million for the six months ended June 30, 2024, which decreased by 31.6% from $93.5 million for the same period of the last fiscal year. The decrease was primarily due to the decreased revenue as described above, which was due to a lower demand for the Company’s sugar and oil products from customers. Accordingly, the cost of revenue increased correspondingly, due to the increased sales of rice.

Gross Profit and Gross Margin

Gross profit was $2.9 million for the six months ended June 30, 2024, which decreased by 31.0% from $4.2 million for the same period of the last fiscal year. The drop in rice profit margin  is mainly due to intense competition from origin producers and sharp increases in supply chain costs, resulting in a significantly thinner profit margin, making previous profitability levels hard to achieve in the current reporting period.

Overall gross margin was 4.4% for the six months ended June 30, 2024, compared to 4.3% for the same period of the last fiscal year.

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Operating Expenses

Operating expenses were $1.8 million for the six months ended June 30, 2024, which decreased by 10.0% from $2.0 million for the same period of the last fiscal year.

•	Selling and marketing expenses were $0.4 million for the six months ended June 30, 2024, which decreased by 42.9% from $0.7 million for the same period of the last fiscal year. The decrease was primarily due to a decrease in sales commissions payable as a result of the decrease in revenue.

•	General and administrative expenses were $1.3 million for the six months ended June 30, 2024, which remain unchanged from $1.3 million for the same period of the last fiscal year. There was a slight increase in expenses associated with the Company’s listing in 2023, primarily driven by higher audit fees, legal fees, listing fees, director fees, and professional fees.

Other Income and Interest Expense

Other income was $0.6 million for the six months ended June 30, 2024, which increased by 200.0% from $0.2 million for the same period of the last fiscal year. Contributing to such increase was the reversal of impairment loss from last financial year, interest income earned and the government grant received.

Interest expense was $0.09 million for the six months ended June 30, 2024, which increased by 350.0% from $0.02 million for the same period of last fiscal year. The increase was due to interests incurred on additional borrowings such as a loan from a related party which was drawn down on July 6, 2023, as well as additional finance lease facility which was drawn down on June 15, 2023.

Profit before Tax and Income Tax Expense

Profit before tax was $1.6 million for the six months ended June 30, 2024, which decreased by 30.4% from $2.3 million for the same period of the last fiscal year. Correspondingly, income tax was $0.3 million for the six months ended June 30, 2024, which decreased by $0.1 million from $0.4 million for the same period of last fiscal year.

Net Income

Net income was $1.3 million for the six months ended June 30, 2024, which decreased by 35.0% from $2.0 million for the same period of last fiscal year.

Basic and diluted earnings per share were $0.05 for the six months ended June 30, 2024, compared to $0.08 for same period of the last fiscal year.

Financial Condition

As of June 30, 2024, the Company had cash and cash equivalents of $1.4 million, compared to $1.3 million as of December 31, 2023.

Net cash provided by operating activities was $0.2 million for the six months ended June 30, 2024, as adjusted primarily by (i) the non-cash operating items of $0.42 million, such as depreciation of property, plant and equipment, fair value adjustment, reversal of impairment loss and interest, and (ii) a decrease in operating assets of $0.7 million. Net cash provided by operating activities was $0.05 million for the six months ended June 30, 2023, as adjusted primarily by (i) the non-cash operating items of $0.005 million, such as depreciation of property, plant and equipment, interest expense, adjustment of fair value and interest, and (ii) the decrease in operating assets of $1.9 million.

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Net cash used in investing activities was $0.005 million for the six months ended June 30, 2024, attributable to the purchase of property, plant and equipment of $0.005 million. Net cash used in investing activities was $0.3 million for the six months ended June 30, 2023, attributable to the purchase of property, plant and equipment of $0.3 million and interest received from a convertible loan to a related party.

Net cash used in financing activities was $0.2 million for the six months ended June 30, 2024, which was attributable to the repayment of bank loans of $0.1 million, payment of finance lease of $0.02 million and payment of lease liabilities of $0.02 million. Net cash provided by financing activities was $0.2 million for the six months ended June 30, 2023, which was mainly attributable to a loan from a related party and proceeds from a finance lease; offset by repayments of bank borrowings and payment of finance lease and lease liabilities.

About Davis Commodities Limited

Based in Singapore, Davis Commodities Limited is an agricultural commodity trading company that specializes in trading sugar, rice, and oil and fat products in various markets, including Asia, Africa and the Middle East. The Company sources, markets, and distributes commodities under two main brands: Maxwill and Taffy in Singapore. The Company also provides customers of its commodity offerings with complementary and ancillary services, such as warehouse handling and storage and logistics services. The Company utilizes an established global network of third-party commodity suppliers and logistics service providers to distribute sugar, rice, and oil and fat products to customers in over 20 countries, as of the six months ended June 30, 2024. For more information, please visit the Company’s website: ir.daviscl.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Davis Commodities Limited

Investor Relations Department

Email: investors@daviscl.com

Celestia Investor Relations

Dave Leung
Phone: +852 9494-3413
Email: investors@celestiair.com

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DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amount in thousands, except for share and per share data, or otherwise noted)

	As of Dec 31,	As of Jun 30,
	2023	2024
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	1,330	1,363
Accounts receivable, net	15,267	14,095
Prepaid expenses and other current assets, net	6,131	6,346
Inventory	537	152
Total current assets	23,265	21,956
Property, plant and equipment	633	608
Right-of-use asset	73	55
Loan to a related party	5,907	6,089
Total non-current assets	6,613	6,752
TOTAL ASSETS	29,878	28,708

Liabilities
Current liabilities:
Bank loans – current	207	213
Lease payable – current	36	37
Finance lease – current	29	29
Accounts payable	14,323	13,200
Accruals and other current liabilities	3,850	3,033
Income taxes payable	713	285
Total current liabilities	19,158	16,797
Bank loans – non-current	323	213
Lease payable – non-current	38	19
Finance lease – non-current	101	87
Total non-current liabilities	462	319
TOTAL LIABILITIES	19,620	17,116

Commitments and contingencies	–	–

Shareholders’ equity
Ordinary shares US$0.000000430108 par value per share; 232,500,000,000 authorized as of December 31, 2023 and June 30, 2024; 24,500,625 shares issued and outstanding**	*	*
Additional paid-in capital	3,151	3,151
Merger reserve	1,113	1,113
Retained earnings	5,981	7,315
Accumulated other comprehensive income	13	13
Total shareholders’ equity	10,258	11,592
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	29,878	28,708

* Denotes amount less than US$1,000.

** Retrospectively restated for the effect of a 2,325-for-1 share subdivision.

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DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six-month period ended June 30,
	2023	2024
	US$’000	US$’000
Revenues	97,764	66,876
Cost of revenues	(93,525)	(63,959)
Gross profit	4,239	2,917
Operating expenses:
Selling and marketing expenses	(720)	(439)
General and administrative expenses	(1,324)	(1,346)
Total operating expenses	(2,044)	(1,785)
Income from operations	2,195	1,132

Other income/(expense):
Other income	155	583
Interest expense	(18)	(90)
Total other income	137	493
Income before tax expense	2,332	1,625
Income tax expense	(381)	(291)
Net income	1,951	1,334
Other comprehensive income
Foreign currency translation loss, net of taxes	7	*
Total comprehensive income	1,958	1,334
Net income per share attributable to ordinary shareholders
Basic and diluted	$0.08	$0.05
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted**	23,250,000	24,500,625

* Denotes amount less than US$1,000.

** Retrospectively restated for the effect of a 2,325-for-1 share subdivision.

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DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six-month period ended June 30,
	2023	2024
	US$’000	US$’000
Net income	1,951	1,334
Adjustments:
Depreciation and amortization	30	48
Unrealized loss/(gain) on derivative contract at fair value	3	(59)
Reversal of impairment loss	–	(314)
Interest expense	15	86
Interest expense on finance lease	*	2
Interest expense on lease liability	–	2
Interest income	(43)	(181)
	1,956	918
Changes in operating assets:
Decrease in inventories	1,698	385
(Increase)/decrease of accounts and other receivables	(15,987)	1,330
(Increase) in deferred offering costs	(209)	–
Increase/(decrease) in accounts and other payables, and accruals	12,816	(1,979)
(Decrease) in income tax payable	(224)	(428)
Increase in operating lease liabilities	1	–
Cash provided by operating activities	51	226

Interest received	43	–
Purchase of property, plant and equipment	(299)	(5)
Cash (used in)/provided by investing activities	(256)	(5)

Amount due to related parties	114	–
Proceeds from finance lease	144	–
Repayment of bank borrowings	(67)	(104)
Interest paid	(15)	(48)
Principal payment of finance lease	(2)	(14)
Principal payment of lease liabilities	–	(18)
Payment of interest on finance lease	*	(2)
Payment of interest on lease liabilities	–	(2)
Cash provided by/(used in) financing activities	174	(188)

Net change in cash and cash equivalents	(31)	33
Cash and cash equivalents as of beginning of the period	2,540	1,330
Cash and cash equivalents as of the end of the period	2,509	1,363

Supplementary Cash Flows Information
Cash paid for taxes	(601)	(719)
Operating lease asset obtained in exchange for operating lease obligations	150	–

* Denotes amount less than US$1,000

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